Exhibit 12.1

Brinker International, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Thirty-nine Week Period Ended	Fiscal Years
	March 27, 2013	2012	2011	2010	2009	2008
Earnings:
Pre-tax income from continuing operations	$168,492	$208,809	$183,329	$131,986	$78,855	$48,241
+ Equity investee losses	752	1,350	(1,802)	(114)	201	324
+ Fixed charges	46,362	61,037	62,197	62,765	73,192	93,288
+ Amortization of capitalized interest	2,226	3,033	3,087	3,137	3,125	2,957
- Capitalized interest	(43)	(474)	(230)	(95)	(707)	(3,701)

Total earnings	$217,789	$273,755	$246,581	$197,679	$154,666	$141,109

Fixed charges:
Interest expense	$21,040	$26,800	$28,311	$28,515	$33,330	$45,862
Capitalized interest	43	474	230	95	707	3,701

Gross interest	21,083	27,274	28,541	28,610	34,037	49,563
Estimate of interest in rent	25,279	33,763	33,656	34,155	39,155	43,725

Total fixed charges	$46,362	$61,037	$62,197	$62,765	$73,192	$93,288

Ratio of earnings to fixed charges:	4.70	4.49	3.96	3.15	2.11	1.51